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UNITED STATES	OMB Number:	3235-0080
SECURITIES AND EXCHANGE COMMISSION	Expires:	January 31, 2012
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14992
CORUS ENTERTAINMENT INC. NYSE EURONEXT
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

CORUS QUAY, 25 DOCKSIDE DRIVE, TORONTO, ONTARIO M5A 0B5 (416) 479-7000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

CLASS B NON-VOTING SHARES
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☑
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, CORUS ENTERTAINMENT INC. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

JULY 26, 2010	By	/s/ John R. Perraton	CORPORATE SECRETARY
Date		Name	Title
JOHN R. PERRATON

_________________________________________
1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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